UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                    The Children's Place Retail Stores, Inc.
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                                (Name of Issuer)


                          Common Stock, $0.10 par value
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                         (Title of Class of Securities)


                                    168905107
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                                 (CUSIP Number)


                              Dennis J. Block, Esq.
                        Cadwalader, Wickersham & Taft LLP
                           One World Financial Center
                               New York, NY 10281
                                 (212) 504-5555
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 21, 2008
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             (Date of Event Which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box |X|.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  168905107
1  NAMES OF REPORTING PERSONS

   Ezra Dabah
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   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
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   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)  |_|
                                                                        (b)  |X|
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3  SEC USE ONLY
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4  SOURCE OF FUNDS

   PF
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5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) or 2(e)                                             |_|

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6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
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                7    SOLE VOTING POWER

NUMBER OF            1,556,250
SHARES               ----------------------------------------------------
BENEFICIALLY    8    SHARED VOTING POWER
OWNED BY
EACH                 3,449,060
REPORTING            ----------------------------------------------------
PERSON          9    SOLE DISPOSITIVE POWER

                     1,556,250
                     ----------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     3,449,060
                     ----------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   5,005,310(1)
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES                                                            |_|

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   17.2%(1)
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14 TYPE OF REPORTING PERSON

   IN
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---------------------

(1) Does not include 2,125,630 shares of Common Stock beneficially owned by certain relatives of Mr. Dabah, including (i) 537,300 shares held by Mr. Dabah's father-in law and mother-in-law, Stanley Silverstein and Raine Silverstein, and certain of their children and grandchildren, (ii) 620,000 shares of Common Stock held by Barbara Dabah, wife of Mr. Dabah's brother, Haim Dabah, both directly and for the benefit of their children, (iii) 968,330 shares of Common Stock held by Gila Dweck, Mr. Dabah's sister, held both directly and in trust or (iv) 152,000 shares held in subtrust for the benefit of Mr. Dabah's and Mrs. Dabah's children, as previously reported on Schedule 13D filed October 15, 2007. Other members of Mr. Dabah's family may own additional shares. There is no agreement or understanding with these parties with respect to the voting or disposition of any shares. The Reporting Persons disclaim beneficial ownership of any such shares.

CUSIP NO.:  168905107
1  NAMES OF REPORTING PERSONS

   Renee Dabah
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   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
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   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)  |_|
                                                                        (b)  |X|

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3  SEC USE ONLY

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4  SOURCE OF FUNDS

   PF
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5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) or 2(e)                                             |_|

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6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
                7    SOLE VOTING POWER

NUMBER OF            104,100
SHARES               ----------------------------------------------------
BENEFICIALLY    8    SHARED VOTING POWER
OWNED BY
EACH                 4,901,210
REPORTING            ----------------------------------------------------
PERSON          9    SOLE DISPOSITIVE POWER

                     104,100
                     ----------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     4,901,210
                     ----------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   5,005,310(1)
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES                                                            |_|

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   17.2%(1)
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14 TYPE OF REPORTING PERSON

   IN
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

      This Amendment No. 2 amends and supplements the statement on Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission on October 15, 2007 and amended by Amendment No. 1 on February 7, 2008 by Ezra Dabah and Renee Dabah (together, the "Reporting Persons") with respect to the shares of Common Stock, $0.10 par value per share (the "Common Stock"), of The Children's Place Retail Stores, Inc., a Delaware corporation (the "Company"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the
Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented hereby.

Items 4 and 7 are hereby amended and supplemented as follows:

Item 4. Purpose of Transaction.

      On February 19, 2008, the Company announced that its 2008 annual meeting of stockholders is scheduled to take place on June 27, 2008. An annual meeting of stockholders has not been held by the Company since June 22, 2006, a period of over 18 months. The Reporting Persons believe that there is no reason to delay the annual meeting for another four months. Accordingly, on February 21, 2008, Ezra Dabah filed a complaint (the "Complaint") in the Court of Chancery for the State of Delaware (the "Chancery Court") requesting that the Chancery Court order the Company to hold the annual meeting within 45 days from the filing of the Complaint. A copy of the Complaint is filed as an exhibit to this
Schedule 13D filing and is incorporated herein by reference. The foregoing and subsequent references to, and descriptions of, the Complaint, are qualified in their entirety by reference to such Complaint.

      As previously disclosed, the Reporting Persons are confident that they will be in a position to make a formal proposal to the Board to acquire the Company's outstanding common stock for a purchase price of $24.00 per share in cash, subject to receipt of a limited waiver under Section 203 of the Delaware General Corporation Law to permit the Reporting Persons to reach an agreement with a private equity partner for purposes of financing the transaction. Any such proposal would also be subject to the negotiation and execution of a definitive merger agreement as well as the completion of due diligence by the Reporting Persons' private equity sponsor.

      On February 6, 2008, Mr. Dabah submitted a request that the Board grant a limited waiver under Section 203 to permit Mr. Dabah, or any entity controlled by Mr. Dabah, to enter into one or more agreements with Golden Gate Private Equity, Inc. ("Golden Gate") for the purpose of making a proposal to the Board to acquire the Company's outstanding stock. To date, the Board has not granted this request.

      Absent a limited waiver by the Board, an agreement between the Reporting Persons and a financial sponsor, such as Golden Gate, could trigger Section 203's restrictions on a merger or other business combination involving the Company. While the Reporting Persons would be able to acquire additional shares of the Company, without a waiver by the Board, Section 203 would prohibit an acquisition of the Company through a merger unless the merger is approved by the Board and two-thirds of the outstanding voting stock not owned by the Reporting Persons or any other interested party.

      The Reporting Persons believe that by not granting the requested waiver under Section 203, the Board is effectively depriving itself of the opportunity to review and consider, on behalf of the Company's stockholders, a premium offer to acquire the Company.

      The Reporting Persons firmly believe that it is in the best interests of all stockholders for the Board to grant its approval under Section 203. In doing so, the Board will facilitate the submission for the Board's consideration a bona fide, all cash proposal to acquire the Company. The Reporting Persons urge the Board to recognize that there would be no downside risk to the Company or its stockholders from granting approval under Section 203 in this context because any business combination transaction will ultimately require the approval of the Board.

      The Reporting Persons have not entered into any agreement, arrangement or understanding with Golden Gate, or any other person, for the purpose of making a proposal to acquire the Company's stock. In addition, while no agreement concerning a potential acquisition of the Company currently exists between Mr. Dabah and his family members or among Mr. Dabah's family members, Mr. Dabah may offer his family members the opportunity to participate in a future acquisition of the Company should such an opportunity arise.

      The Reporting Persons intend to contact and discuss with other shareholders of the Company their respective views regarding their investment in the Company, the Company's prospects and possible strategies to maximize shareholder value. Such strategies could include, among other possibilities, a proxy solicitation to seek shareholder approval of proposals the Reporting Persons may make and/or elect directors to the Company's board of directors. Although the Reporting Persons are actively exploring their options with respect to the Company, there can be no assurance that the Reporting Persons will seek to implement any one or more of the foregoing. The Reporting Persons intend to review their investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company's financial position, results and strategic direction, price levels of the common stock, conditions in the securities and credit markets and general economic and industry conditions, the Reporting Persons may, in addition to the foregoing, take such actions with respect to their investment in the Company as they deem appropriate, including, but not limited to, (i) the purchase of additional Common Stock in the open market, in privately negotiated transactions or otherwise, and (ii) the sale of all or a portion of the Common Stock now owned or hereafter acquired by the Reporting Persons, in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may also transfer shares to or from a Reporting Person to another Reporting Person.

      The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Company in light of market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

      Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to the matters referred to in paragraphs (a) - (j) of Item 4 of Schedule 13D.

Item 7. Material to be Filed as Exhibits.

Exhibit C   Complaint filed February 21, 2008 by Ezra Dabah

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                            EZRA DABAH

                                            By:   /s/  Ezrah Dabah
                                                  ------------------------------
                                            Name:  Ezra Dabah


                                            RENEE DABAH

                                            By:   /s/  Renee Dabah
                                                  ------------------------------
                                            Name:  Renee Dabah

Dated:  February 22, 2008

  [Signature Page to Schedule 13D - The Children's Place Retail Stores, Inc.]

                                                                       EXHIBIT C

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

EZRA DABAH,                                       )
                                                  )
                  Plaintiff,                      )
                                                  )
      v.                                          )    C.A. No. __________
                                                  )
THE CHILDREN'S PLACE RETAIL STORES, a Delaware    )
Corporation,                                      )
                                                  )
                  Defendant.                      )

                 VERIFIED COMPLAINT PURSUANT TO 8 DEL C. ss. 211
                 -----------------------------------------------

            Plaintiff Ezra Dabah, a stockholder and director of The Children's Place Retail Stores, Inc. (the "Company"), brings this action pursuant to 8 Del.
C. ss. 211(c) to compel a meeting of stockholders of the Company, and alleges for his Complaint as follows:

                                   THE PARTIES
                                   -----------

            1. Mr. Dabah is a director of the Company and, on information and belief, its largest stockholder. Mr. Dabah is the beneficial owner of 5,005,310 shares of the Company's stock, representing approximately 17.2% of the Company's shares.

            2. The Company is a Delaware corporation with its principal place of business at 915 Secaucus Road, Secaucus, NJ 07094.

                        PLAINTIFF'S ENTITLEMENT TO RELIEF
                        ---------------------------------

            3. The Company last had an annual meeting of stockholders for the election of directors on June 22, 2006. Since June 22, 2006, no action has been taken by written consent in lieu of an annual meeting to elect directors.

            4. Pursuant to 8 Del. C. ss. 211(c):

            If there be a failure to hold the annual meeting or to take action by written consent to elect directors in lieu of an annual meeting for a period of 30 days after the date designated for the annual meeting, or if no date has been designated, for a period of 13 months after the latest to occur of the organization of the corporation, its last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting, the Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director.

            5. As set forth above, the Company has not held an annual meeting, and stockholders have not taken action by written consent to elect directors in lieu of an annual meeting, in more than 13 months.

            6. Accordingly, Plaintiff has established the statutory prerequisites to compel an annual meeting of stockholders to be convened by the Company.

                THE COMPANY'S EFFORTS TO DELAY AN ANNUAL MEETING
                ------------------------------------------------

            7. On February 6, 2008, Mr. Dabah submitted a letter to the Board of Directors of the Company requesting that the Board authorize, pursuant to 8 Del.
C. ss. 203, Mr. Dabah or any entity controlled by him to enter into one or more agreements with Golden Gate Private Equity, Inc. for the purpose of making a proposal to the Board to acquire the Company's outstanding stock. The Board has not granted this request.

            8. In a Section 13D filing on February 7, 2008, Mr. Dabah advised the Company that he intended to contact and discuss with other shareholders of the Company their respective views regarding their investment in the Company, the Company's prospects and possible strategies to maximize shareholder value. Mr. Dabah indicated that such strategies could include, among other possibilities, a proxy solicitation to seek shareholder approval of a proposal he might make, and/or to elect directors to the Company's Board of Directors.

            9. On February 19, 2008, the Company announced that it had scheduled an annual meeting of stockholders of the Company to be held June 27, 2008 - over 18 weeks from now and over two years after its last annual meeting.

            10. There is no reason for such delay, nor is such delay permissible under Delaware law. Incumbent management of the Company has failed to hold an annual meeting of stockholders for more than 13 months, and under Delaware law, must "summarily" hold one now. The Company may not delay its day of reckoning for over 18 weeks, and possibly longer if the meeting is cancelled or postponed.

            WHEREFORE, Plaintiff respectfully requests that this Court enter an Order as follows:

            (a) Summarily ordering the Company to hold an annual meeting of stockholders for the election of directors;

            (b) Designating a time and place for such meeting, not to exceed more than 45 days from the filing of this Complaint, and setting a record date for the determination of stockholders of the Company entitled to vote at the annual meeting, and approving the form of notice of the annual meeting;

            (c) Awarding Plaintiff his costs and attorneys fees of this litigation; and

            (d) Granting such other and further relief as the Court deems proper.

                                        MORRIS, NICHOLS, ARSHT & TUNNELL LLP


                                        /s/ Kenneth J. Nachbar
                                        ----------------------------------------
                                        Kenneth J. Nachbar (# 2067)
                                        John P. DiTomo (#4850)
                                        1201 North Market Street
                                        P.O. Box 1347
                                        Wilmington, DE 19899-1347
                                        (302) 658-9200
                                        Counsel for Plaintiff Ezra Dabah

February 21, 2008


                                       3